UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934

                       (Amendment No. 1)*

                 Cascade Financial Corporation
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           14727210-8
                         (CUSIP Number)

                       Arthur W. Skotdal
                c/o Douglas A. Schafer, Attorney
                P.O. Box 1134, Tacoma, WA 98401
                         (206) 383-2167
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                       February 27, 1997
    (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                                      Page 2 of 7
CUSIP No. 14727210-8

1.   Name of Reporting Person                Arthur W. Skotdal

     S.S. or I.R.S. Identification           ###-##-####
     No. of Above Person

2.   Check the Appropriate Box               (a) [ ]
     if a Member of a Group                  (b) [X]

3.   SEC Use Only

4.   Source of Funds                         PF

5.   Check Box if Disclosure of Legal        [ ]
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of                 United States
     Organization

Number of      7.  Sole Voting Power          22,000
Shares         8.  Shared Voting
Beneficially       Power                     102,240
Owned by       9.  Sole Dispositive
Each Report-       Power                      22,000
ing Person     10. Shared Dispositive
With               Power                     102,240

11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person          124,240

12.  Check Box if the Aggregate Amount       [ ]
     in Row (11) Excludes Certain Shares

13.  Percent of Class Represented            6.1%
     by amount in Row (11)

14.  Type of Reporting Person                IN

                                                       Page 3 of 7
CUSIP No. 14727210-8

1.   Name of Reporting Person                Andrew P. Skotdal

     S.S. or I.R.S. Identification           ###-##-####
     No. of Above Person

2.   Check the Appropriate Box               (a) [ ]
     if a Member of a Group                  (b) [X]

3.   SEC Use Only

4.   Source of Funds                         PF

5.   Check Box if Disclosure of Legal        [ ]
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of                 United States
     Organization

Number of      7.  Sole Voting Power            -0-
Shares         8.  Shared Voting
Beneficially       Power                     51,120
Owned by       9.  Sole Dispositive
Each Report-       Power                        -0-
ing Person     10. Shared Dispositive
With               Power                     51,120

11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person          51,120

12.  Check Box if the Aggregate Amount       [ ]
     in Row (11) Excludes Certain Shares

13.  Percent of Class Represented            2.5%
     by amount in Row (11)

14.  Type of Reporting Person                IN

                                                       Page 4 of 7
CUSIP No. 14727210-8

1.   Name of Reporting Person                Craig G. Skotdal

     S.S. or I.R.S. Identification           ###-##-####
     No. of Above Person

2.   Check the Appropriate Box               (a) [ ]
     if a Member of a Group                  (b) [X]

3.   SEC Use Only

4.   Source of Funds                         PF

5.   Check Box if Disclosure of Legal        [ ]
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of                 United States
     Organization

Number of      7.  Sole Voting Power            -0-
Shares         8.  Shared Voting
Beneficially       Power                     51,120
Owned by       9.  Sole Dispositive
Each Report-       Power                        -0-
ing Person     10. Shared Dispositive
With               Power                     51,120

11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person          51,120

12.  Check Box if the Aggregate Amount       [ ]
     in Row (11) Excludes Certain Shares

13.  Percent of Class Represented            2.5%
     by amount in Row (11)

14.  Type of Reporting Person                IN

ITEM 1 - SECURITY AND ISSUER.

    Common stock, $0.01 par value

    Cascade Financial Corporation
    2828 Colby Ave.
    Everett, Washington  98201

ITEM 2 - IDENTITY AND BACKGROUND

    This is an electronic format Amendment No. 1 to a paper format Schedule 13D, restated in electronic format as Exhibit B hereto, dated May 13, 1994, filed by and on behalf of the three reporting individuals, who may comprise a group pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934 though they disclaim that they are such a group or beneficially own each other's shares. Their earlier Schedule 13D filing reported aggregate beneficial ownership of 5.0% of the issuer, and this amendment reports 6.1% (based upon 2,052,929 shares reported as outstanding in the issuer's last Form
10Q).

(a)  Name of Group Member:  Arthur W. Skotdal
(b)  Address:  2910 Colby Ave., Suite 200, Everett, WA 98201
(c) Principal occupation and employer: Private investor in real estate and president of Skotdal Enterprises, Inc., a real estate development and management firm at 2910 Colby Ave., Suite 200, Everett, WA 98201.
(c)  Criminal convictions within five years:  None
(d)  Securities law violations within five years:  None
(e)  Citizenship:  U.S.A.

(a)  Name of Group Member:  Andrew P. Skotdal
(b) Address:  3210 Mission Beach Dr., Marysville, WA 98270
(c) Principal occupation and employer: Manager at KRKO Radio, a radio station at 7115 Larmier Rd., Everett, WA 98208
(c)  Criminal convictions within five years:  None
(d)  Securities law violations within five years:  None
(e)  Citizenship:  U.S.A.

(a)  Name of Group Member:  Craig G. Skotdal
(b) Address:  2910 Colby Ave., Suite 300, Everett, WA 98201
(c) Principal occupation and employer: Manager at Skotdal Enterprises, Inc., a real estate development and management firm at 2910 Colby Ave., Suite 200, Everett, WA 98201.
(c)  Criminal convictions within five years:  None
(d)  Securities law violations within five years:  None
(e)  Citizenship:  U.S.A.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Personal funds of $33,000 were used by Arthur W. Skotdal to purchase in the public market the 2,000 shares reported in Item 5. All individually immaterial purchases not previously reported by the reporting persons were also made in the public market with personal funds.

ITEM 4 - PURPOSE OF TRANSACTION

    The shares were acquired solely for investment purposes. Members of the group may acquire additional shares for investment. Members of the group have no plans or proposals for any changes in management or directors, or extraordinary corporate changes or transactions, concerning the issuer.

ITEM  5 - INTEREST IN THE SECURITIES OF THE ISSUER

For the group:

(a)  Number of securities owned beneficially:             124,240
    (Without duplicating shares deemed owned by two or more
    group members.)
     Percentage of class:                                    6.1%

Arthur W. Skotdal:

(a)  Number of securities owned beneficially:             124,240
     Percentage of class:                                    6.1%

(b)  Sole voting power:                                    22,000
     Shared voting power:                                 102,240
     Sole dispositive power:                               22,000
     Shared dispositive power:                            102,240

(c)  Transactions in issuer's securities during past 60 days:

    02/27/97  Purchased 2,000 shares at $16.50 per share through a broker.

Andrew P. Skotdal:

(a)  Number of securities owned beneficially:              51,120
     Percentage of class:                                    2.5%

(b)  Sole voting power:                                       -0-
     Shared voting power:                                  51,120
     Sole dispositive power:                                  -0-
     Shared dispositive power:                             51,120

(c)  Transactions in issuer's securities during past 60 days:

    None.

Craig G. Skotdal:

(a)  Number of securities owned beneficially:              51,120
     Percentage of class:                                     2.5

(b)  Sole voting power:                                       -0-
     Shared voting power:                                  51,120
     Sole dispositive power:                                  -0-
     Shared dispositive power:                             51,120

(c)  Transactions in issuer's securities during past 60 days:

    None.

For the Group:

(d) No other persons are known to have the right to receive dividends from, or the proceeds from the sale of, any of the securities referred to in this item.

(e)  Date reporting person ceased to be 5% owner:  Not applicable.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    There are no written agreements between the members of the group. Both Andrew P. Skotdal and Craig G. Skotdal are of legal age, and neither resides with their father, Arthur W. Skotdal. Because of the family relationship and the investment advice and assistance offered by the father to his sons, the three persons may be deemed a group under Section 13(d)(3) of the Act.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

    Exhibit A is an agreement of the reporting persons that this statement is filed on behalf of each of them, as required by SEC Rule 13d-1(f)(1).

    Exhibit B is an electronic format restatement of the original written format Schedule 13D, dated May 13, 1994, filed by and on behalf of the three reporting individuals.

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

March 14, 1997                      Arthur W. Skotdal
(Date)                              (Signature)

March 14, 1997                      Andrew P. Skotdal
(Date)                              (Signature)

March 14, 1997                      Craig G. Skotdal
(Date)                              (Signature)